

March 21, 2023

Timothy Bensley
Chief Financial Officer
agilon health, inc.
6210 E Hwy 290, Suite 450
Austin, TX 78723

> **Re: agilon health, inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 1, 2023**
> **File No. 001-40332**

Dear Timothy Bensley:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 68

1. Your Adjusted EBITDA includes adjustments for geography entry costs and accruals for unasserted claims and contingent liabilities in this filing as well as in Exhibit 99.1 to your Form 8-K dated March 1, 2023. Tell us the nature of these costs and your consideration of whether these are normal, recurring, cash operating expenses necessary to operate your business. Refer to Question 100.01 of the staff's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

2. In future filings, please revise to reconcile the non-GAAP measure "Network contribution" to the most comparable GAAP measure, which appears to be Gross Profit, even if it is not presented on the face of the Statement of Operations. Please also revise the similar reconciliation in Exhibit 99.1 to your Form 8-K dated March 1, 2023.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Industrial Applications and
                  Services